

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2011

Barbra E. Kocsis
Chief Financial Officer
Merrill Lynch Alternative Investments LLC
Four World Financial Center
10th Floor
250 Vesey Street
New York, NY 10080

> Re: **ML Systematic Momentum FuturesAccess LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2011**
> **File No. 000-52505**
> **ML Trend-Following Futures Fund L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2011**
> **File No. 000-28928**
> **ML Aspect FuturesAccess LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2011**
> **File No. 000-51085**
> **ML Select Futures I L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2011**
> **File No. 000-50269**
> **ML Transtrend DTP Enhanced FuturesAccess LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2011**
> **File No. 000-52701**
> **ML Winton FuturesAccess LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2011**
> **File No. 000-51084**
> **ML BlueTrend FuturesAccess LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2011**
> **File No. 000-53794**

Dear Ms. Kocsis:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

All Filings

Exhibit 13.01

Report of Independent Registered Public Accounting Firm

1.   The audit opinion from PricewaterhouseCoopers LLP does not properly refer to "the standards of the Public Company Accounting Oversight Board (United States)" in accordance with PCAOB Auditing Standard No. 1. Please revise your filing to include a revised audit opinion from your auditors.

ML Systematic Momentum FuturesAccess LLC

Exhibit 13.01

2.   Please provide us with your Rule 3-09 significance test calculations for 2010.

ML Systematic Momentum FuturesAccess LLC and ML Trend-Following Futures Fund L.P.

Item 1: Business

3.   Please clarify in future filings if each trading advisor is registered as an investment adviser under the Investment Advisers Act of 1940.

4.   Please discuss in future filings how you determine the allocation of assets among the trading advisors and how you appoint and remove your trading advisors. Please also discuss if you have terminated any of your trading advisors during the last fiscal year. If so, discuss the reasons and considerations for such terminations.

5.   We note that your underlying funds may invest in swaps and forwards. Please tell us your positions in swaps and forwards as of December 31, 2010. Please also tell us the

number of counterparties to these swaps and forward contracts and their credit standings. To the extent your swap or forward positions were limited to a few material counterparties, please tell us the names. Please also discuss the principal terms of the agreements used and clarify whether they are based on an industry standard master agreement. Confirm that you will include similar disclosure in future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

6.   In future filings, please disclose the allocation by sector of your assets as of the end of the fiscal year.

ML Winton FuturesAccess LLC, ML Transtrend DTP Enhanced FuturesAccess LLC, ML Aspect FuturesAccess LLC, ML BlueTrend FuturesAccess LLC, ML Select Futures I L.P.

Item 1: Business

7.   Please clarify in future filings if your trading advisor is registered as an investment adviser under the Investment Advisers Act of 1940. Also, we note that you describe some of the terms of your Advisory Agreement in the notes to your financial statements. In future filings, please also describe how you appoint and remove your advisor.

ML Aspect FuturesAccess LLC, ML BlueTrend FuturesAccess LLC, ML Select Futures I L.P.

Item 1A: Risk Factors

8.   We note that as of December 31, 2010 you had long and short forward positions. Please tell us the number of counterparties to these forward contracts and their credit standings. To the extent your forward positions were limited to a few material counterparties, please tell us the names. Please also discuss the principal terms of the agreements used and clarify whether they are based on an industry standard master agreement. Confirm that you will include similar disclosure in future filings.

ML Select Futures I L.P.

9.   In future filings, please also describe the fees and the duration and termination provisions of your Advisory Agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or Kevin Woody, Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at 202-551-3673 or me at 202-551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel

cc: Michael Karam (via email)